                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 18)*


                            Polaroid Corporation
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)


                                731095  105
                               (CUSIP Number)

                         Stewart M. Robertson, Esq.
                            Sullivan & Cromwell
                 125 Broad Street, New York, N.Y.  10004
                             (212) 558-4000
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                             June 19, 1996
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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- ---------------------
CUSIP NO. 731095 10 5
- ---------------------

- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Corporate Partners, L.P.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [ X]

                                                  (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               -0-
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      -0-
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                       [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-

- ------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

                        PN
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 731095 10 5
- ---------------------

- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corporate Offshore Partners, L.P.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [ X]

                                                  (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               -0-
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      -0-
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                        [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-

- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                        PN
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 731095 10 5
- ---------------------

- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      State Board of Administration of Florida
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [ X]

                                                  (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             110,003
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               -0-
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      110,003 shares of Common Stock
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      The securities beneficially owned represent approximately 0.2%.

- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                              OO
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 731095 10 5
- ---------------------

- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corporate Advisors, L.P.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [ X]

                                                  (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
  REPORTING       9.    SOLE DISPOSITIVE POWER
   PERSON               -0-
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      -0-
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                        [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-

- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                                    PN
- ------------------------------------------------------------

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- ---------------------
CUSIP NO. 731095 10 5
- ---------------------


- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LFCP Corp.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [X ]

                                                  (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
PERSON WITH             -0-
                  ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      -0-
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                       [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-

- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                              PN
- ------------------------------------------------------------

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            This Amendment No. 18, dated June 19, 1996, amends the Schedule
13D dated February 7, 1989, as heretofore amended (the "Schedule 13D"), filed on behalf of Corporate Partners, L.P., a Delaware limited partnership ("Corporate Partners"), Corporate Offshore Partners, L.P., a Bermuda limited partnership ("Corporate Offshore Partners"; Corporate Partners and Corporate Offshore Partners being referred to collectively as the "Partnerships"), State Board of Administration of Florida, a body corporate organized under the constitution of the State of Florida ("Florida"; the Partnerships and Florida being referred to collectively as the "Purchasers"), Corporate Advisors, L.P., a Delaware limited partnership and general partner of the Partnerships which also serves as investment manager for account assets held in a certain custody account for Florida; and LFCP Corp., a Delaware corporation and general partner of Corporate Advisors, L.P., all the shares of capital stock of which are owned by Lazard Freres & Co. L.L.C., a New York limited liability company ("Lazard") (collectively, the "Reporting Persons"), by adding the following additional information:

Item 4.     Purpose of Transaction.

            The following paragraphs are hereby added after the fourth paragraph of text under the heading "Sale of CRs and Shares of Tax Partner" in Item 4:

                  On June 6, 1996, the Purchasers completed the sale to the Company of the respective number of CRs held by the Purchasers pursuant to the terms of the Purchase Agreement, as previously reported. On June 19, 1996, the Purchasers completed the sale to the Company of the respective number of shares of the Tax Partner (the "Shares") held by the Purchasers pursuant to the terms of the Purchase Agreement, as previously reported. A copy of the Purchase Agreement has previously been filed as an exhibit to this Statement and is incorporated herein by this reference.

                  It was a condition of the closing of the purchase and sale of the CRs under the Purchase Agreement that the Trust Agreement be amended to permit the offer and sale of CRs and SDRs to institutional accredited investors within the meaning of Rule 501(a)(1), (2) or (3) of Regulation D under the

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      Securities Act.  A copy of the Amendment to the Trust Agreement is filed as an exhibit to this Statement and incorporated by reference herein.

                  Under the Purchase Agreement, the Company agreed to assume, subject to the consent of holders of the SDRs as previously reported, the obligations of all of the Purchasers under the Subscription Agreement, relating to their commitment to provide up to $16 million, in the aggregate, as equity contributions to the Tax Partner in certain circumstances. The Company assumed such obligations pursuant to the Assumption Agreement, dated June 19, 1996 (the "Assumption Agreement"). A copy of the Assumption Agreement is attached as an exhibit to this Statement and is incorporated by reference herein. A copy of the Subscription Agreement has previously been attached as an exhibit to this Statement and is incorporated by reference herein.

Item 5.     Interest in Securities of the Issuer.

            The second paragraph of text of Item 5 is hereby deleted and replaced in its entirety with the following:

                  As described more fully above under the heading "Sale of CRs and Shares of Tax Partner" in Item 4, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock on June 6, 1996. Florida continues to own 110,003 shares of Common Stock acquired in the ordinary course of Florida's investment activities, representing approximately 0.2% of the outstanding shares of Common Stock.

Item 7.     Material to be Filed as Exhibits

            Exhibit 1. Amendment to the Trust Agreement, dated as of November 20, 1992, among Corporate Partners, L.P., Corporate Offshore Partners, L.P., State Board of Administration of Florida, each as Grantor, Sub Debt Partners Corp., as Tax Partner, and Chemical Bank, as Trustee

            Exhibit 2. Assumption Agreement, dated as of June 19, 1996, between Corporate Partners, L.P., Corporate Offshore Partners, L.P., State Board of
                        Administration of Florida, Polaroid Corporation and Sub Debt Partners Corp.









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                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Date:     June 19, 1996


                                 CORPORATE PARTNERS, L.P.

                                 By  Corporate Advisors, L.P.
                                     General Partner

                                 By  LFCP Corp.
                                     General Partner



                                  By /s/ Lester Pollack
                                    Name:  Lester Pollack
                                    Title: Treasurer


                                  CORPORATE OFFSHORE PARTNERS, L.P.

                                  By Corporate Advisors, L.P.
                                     General Partner

                                  By LFCP Corp.
                                     General Partner


                                  By /s/ Lester Pollack
                                    Name:  Lester Pollack
                                    Title: Treasurer









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                                  STATE BOARD OF ADMINISTRATION
                                     OF FLORIDA

                                  By Corporate Advisors, L.P.
                                      Attorney-in-Fact

                                     By LFCP Corp.
                                        General Partner



                                      By /s/ Lester Pollack
                                        Name:  Lester Pollack
                                        Title: Treasurer


                                  CORPORATE ADVISORS, L.P.

                                     By LFCP Corp.
                                        General Partner


                                     By /s/ Lester Pollack
                                        Name:   Lester Pollack
                                        Title:  Treasurer


                                  LFCP CORP.


                                     By /s/ Lester Pollack
                                        Name:   Lester Pollack
                                        Title:  Treasurer

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                               Exhibit Index

1. Amendment to the Trust Agreement, dated as of November 20, 1992, among Corporate Partners, L.P., Corporate Offshore Partners, L.P., State Board of Administration of Florida, each as Grantor, Sub Debt Partners Corp., as Tax Partner, and Chemical Bank, as Trustee

2. Assumption Agreement, dated as of June 19, 1996, between Corporate Partners, L.P., Corporate Offshore Partners, L.P., State Board of Administration of Florida, Polaroid Corporation and Sub Debt Partners Corp.